

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

RECEIV
16 OCT 6 PM 4: 36

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ISE Gemini, LLC   ☑ AMENDMENT

1. State the name of the applicant: _ISE Gemini, LLC_

2. Provide the applicant's primary street address (Do not use a P.O. Box): _60 Broad Street,_
26th Floor   New York, NY 10004

SEC
Mail Processing
Section
OCT 09 2015
Washington DC
404

3. Provide the applicant's mailing address (if different): _____

4. Provide the applicant's business telephone and facsimile number:
_212 943 - 2400_   _212 - 509 - 3955_
(Telephone)   (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:
Ronan Cahill   Senior Legal and Regulatory Associate   212-897-5152
(Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Michael Simon
60 Broad Street
New York, NY 10004

15021142

7. Provide the date applicant's fiscal year ends: _December 31, 2014_

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
☑ Limited Liability Company   ☐ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): _05/30/2012_ (b) State/Country of formation: _Delaware_
(c) Statute under which applicant was organized: _Delaware LLC Act 6 Del C section 18-101_

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof are current, true, and complete. _ISE Gemini, LLC_

Date: _10/6/2015_
(MM/DD/YY)
By: _Ronan Cahill_ (Name of applicant) _Legal Associate_
(Signature)   (Printed Name and Title) _Eleanor Gnecco_
Subscribed and sworn before me this _6th_ day of _October_, _2015_ by _____
(Month)   (Year)   (Notary Public)
My Commission expires _Dec. 4, 2018_ County of _New York_ State of _New York_

ELEONOR GNECCO
Notary Public - State of New York
NO. 01GN6062263
Qualified in New York County
My Commission Expires Dec 4, 2018

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

4



SEC
Mail Processing
Section

OCT 08 2016 OCT -8 PM 4: 36
Washington DC SEC /
404

October 5, 2015

VIA FEDERAL EXPRESS

Chris Grobbel
U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street NE
Mail Stop 6628
Washington, DC 20549

Re: ISE Gemini, LLC
       SEC Rule 6a-2 and 6a-3 Materials

Dear Mr. Grobbel:

Pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934, this is an update of the ISE Gemini, LLC's ("ISE Gemini" or "Exchange") Form 1.

In addition, pursuant to Rule 6a-3(a), within the last 10 days, ISE Gemini issued or has made available certain material to its members, participants or subscribers. The material can be found at the following locations on ISE Gemini's website:

Options
New Listings:
   http://ise.com/newlistings
Delistings:
   http://ise.com/delistings
Expiration Notices:
   http://ise.com/expirationnotices
Series Additions/Deletions:
   http://ise.com/serieslist
Market Information Circulars:
   http://ise.com/mics

Index Options
Recent Index Changes:
   http://ise.com/newlistings
Index Settlement Values:
   http://www.ise.com/options/products-traded/index-settlement-values

Legal & Regulatory
Regulatory Information Circulars:
   http://www.ise.com/rics
Rules:
   http://www.ise.com/rules

Marketing Material
Press Releases:
http://www.ise.com/press-room/press-releases/
Publications:
http://www.ise.com/publications

Corporate
Board Members:
http://www.ise.com/about-ise/board-of-directors/
Constitution:
http://www.ise.com/media/92473/Constitution-of-Topaz-Exchange-31-Jul-13-name-change-to-ISE-Gemini-.pdf
LLC Agreement:
http://www.ise.com/media/103279/Executed-Second-Amended-and-Restated-LLC-Agreement-18-Dec-2014-.pdf
Exchange Officers:
http://www.isc.com/about-ise/management-team/

Members
List of ISE Members:
http://www.ise.com/options/membership/exchange-members/

Transactional Volume
Volume Report
http://www.ise.com/options/exchange-data/

    With respect to the information contained in Exhibit C as it relates to subsidiaries and affiliates as required by Rule 6a-2(d)(1), the Exchange hereby certifies that the information is kept up to date and is available to the Commission and the public upon request. If you have any questions on these materials, please do not hesitate to contact me at (212) 897-8152.

Sincerely,

Ronan Cahill
Senior Legal & Regulatory Associate

FedEx Ship Manager - Print Your Label(s)

ORIGIN ID:SXYA   (212) 897-8152
RONAN CAHILL
60 BROAD STREET

NEW YORK, NY 10004
UNITED STATES US

TO   CHRIS GROBBEL
     US SECURITIES & EXCHANGE COMMISION
     OFFICE OF MARKET SUPERVISION
     100 F STREET NE, MAIL STOP 6628
     WASHINGTON DC 20549
     (202) 551-5658
     INV:
     PO:

SHIP DATE: 07OCT15
ACT WGT: 1.00 LB
CAD: 101219847/INET3670

BILL SENDER

REF:

539J3A401A3100

FedEx Express

THU - 08 OCT 10:30A
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TRK# 7746 8468 4639
0201

To; Grobbel, Christoph
Department: HQTM
Phone: 202.551.5491
Route: HQ-7a
Mail Stop: 7010
Building: SP1

Package Type:
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7746 8468 4639
10/8/2015 10:09:23 AM